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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 333-8043

(Check One):  [x] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
              [ ] Form N-SAR

              [x] For Period Ended:  December 31, 1997
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:  December 31, 1997


PART I - REGISTRANT INFORMATION

Full name of Registrant:                    Crowell & Co., Inc.
Address of Principal Executive Office:      610 Industrial Park Boulevard
City, State and Zip Code:                   Evans, Georgia 30809


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(B), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12B-25 (c) has been attached if applicable.

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PART III - NARRATIVE

The Registrant filed a Proxy Statement on February 13, 1998 for a Special Meeting of the shareholders. The resolution to be voted upon at the Special Meeting will, if approved by the shareholders, terminate the public company status of the Registrant. The majority shareholder of the Registrant has indicated his intention to vote in favor of the resolution. His votes alone would ensure the passage of the resolution. Therefore, the Registrant made no plans to file a 10-KSB and incur additional expenses unnecessarily. The Securities and Exchange Commission has performed a preliminary full review of the Proxy Statement which has delayed the Special Meeting past the filing date for the 10-KSB. Because of this delay the Registrant is unable to file a timely 10-KSB.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Mark L. Gilliam                 (706)                    855-1099
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              (Name)                   (Area Code)            (Telephone Number)

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(2)  Have all other period reports required under Section 13 or  15(d)  of the  Securities  Exchange  Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                                                [x] Yes   [ ] No
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(3)  Is  it  anticipated  that  any  significant  change  in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                [ ] Yes   [x] No
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                               CROWELL & CO., INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


DATE  March 31, 1998                   /s/ Mark L. Gilliam
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                                           Mark L. Gilliam as Vice President on
                                           Behalf of the registrant and as Chief
                                           Financial Officer